UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 7, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property Announces Filing of Application to Appeal the Judgment of the BVI Court

SHENZHEN, China, and TORTOLA, British Virgin Islands, April 7, 2021 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today announced the filing of an application to appeal the March 3, 2021 judgment issued by the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands (the "Court"). The judgment held that the private placement previously announced by the Company on October 5, 2020 was void and should be set aside.

The Company appeals on the basis that the judgment discloses a number of significant errors and, in particular, a demonstrable failure to take account of important evidence.

The judgment follows legal proceedings instituted by IsZo Capital LP (“IsZo”) against the Company and other parties. Leading up to the private placement, Nam Tai’s lending banks had notified the Company that the Company's operations and management control were subject to substantial uncertainties triggered by actions that had been recently taken by IsZo. The purpose of the private placement was to raise capital to meet funding requirements due to the accelerated repayment demands made by its banks. As a result of the series of actions taken by IsZo, the Company continues to face significant liquidity issues impacting its operations and construction projects under development.

The Company’s appeal is on a number of grounds, including that the Judge erroneously rejected the existence of the liquidity crisis facing Nam Tai at the time of the share allocation. As a consequence, the Judge erroneously rejected the evidence from Nam Tai's directors that the purpose of the share allocation was to address the liquidity crisis and instead erroneously held that the purpose of the share allocation was to entrench the board. Further, the Company appeals on the additional bases that the Judge failed to consider the relevant timeline in the evaluation of the liquidity crisis, overlooked compelling contemporaneous evidence and erroneously assessed the director's evidence.

“We were extremely disappointed with and surprised by the Court’s previous ruling and are appealing on a number of grounds. Nam Tai now faces significant liquidity challenges as a result of the cancelled transaction meant to address the withdrawal of our bank financing,” said Dr. Lai Ling Tam, Director and Executive Chairman. “Nam Tai is committed to driving growth and creating long-term value for shareholders. The board of directors and management of Nam Tai continue to execute their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to become a leading technology park developer and operator committed to long-term and sustainable growth.”

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky

Financial Communications

Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn